09011915

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

SEC
Mail Processing
Section

JUN 30 2009

Washington, DC
122

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK
PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to ______

Commission file number 001-03610

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

ALCOA SAVINGS PLAN FOR BARGAINING EMPLOYEES
ALCOA SAVINGS PLAN FOR NON-BARGAINING EMPLOYEES
ALCOA SAVINGS PLAN FOR SUBSIDIARY AND AFFILIATE EMPLOYEES
Alcoa Corporate Center, 201 Isabella Street, Pittsburgh, Pennsylvania 15212

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ALCOA INC.
390 Park Avenue, New York, New York 10022

Alcoa Savings Plan for Bargaining Employees,
Alcoa Savings Plan for Non-Bargaining Employees and
Alcoa Savings Plan for Subsidiary and Affiliate Employees
Index
December 31, 2008 and 2007

PRICEWATERHOUSECOOPERS

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
Alcoa Savings Plan for Bargaining Employees,
Alcoa Savings Plan for Non-Bargaining Employees,
Alcoa Savings Plan for Subsidiary and Affiliate Employees

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Alcoa Savings Plan for Bargaining Employees, Alcoa Savings Plan for Non-Bargaining Employees, Alcoa Savings Plan for Subsidiary and Affiliate Employees (the "Plans") at December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plans' management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plans' management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Pittsburgh, Pennsylvania
June 12, 2009

Alcoa Savings Plan for Bargaining Employees, Alcoa Savings Plan for Non–Bargaining Employees and Alcoa Savings Plan for Subsidiary and Affiliate Employees
Statements of Individual Plan Net Assets Available for Benefits
December 31, 2008

	Alcoa Bargaining Plan	Alcoa Non-Bargaining Plan	Alcoa Subsidiary and Affiliate Plan
Assets			
Plan's value of interest in Alcoa Savings Plan Master Trust			
Alcoa Stock Fund (at fair value)	$ 112,689,900	$ 204,913,340	$ 55,891,912
Investment contracts (at fair value)	230,295,458	497,946,183	193,448,155
Other investments (at fair value)	263,886,596	755,444,005	273,027,027
Total value of interest in Alcoa Savings Plan Master Trust (at fair value)	606,871,954	1,458,303,528	522,367,094
Adjustment from fair value to contract value for investment contracts (Note 5)	1,428,593	3,088,913	1,200,019
Total value of interest in Alcoa Savings Plan Master Trust	608,300,547	1,461,392,441	523,567,113
Loans to participants	28,281,505	20,948,156	19,824,788
Other investments (at fair value)	12,384,350	59,691,573	6,819,185
Net assets available for benefits	$ 648,966,402	$ 1,542,032,170	$ 550,211,086

The accompanying notes are an integral part of these financial statements.

Alcoa Savings Plan for Bargaining Employees, Alcoa Savings Plan for Non–Bargaining Employees and Alcoa Savings Plan for Subsidiary and Affiliate Employees

Statements of Individual Plan Net Assets Available for Benefits
December 31, 2007

	Alcoa Bargaining Plan	Alcoa Non-Bargaining Plan	Alcoa Subsidiary and Affiliate Plan
Assets			
Plan's value of interest in Alcoa Savings Plan Master Trust			
Alcoa Stock Fund (at fair value)	$ 200,139,604	$ 398,237,097	$ 97,311,751
Investment contracts (at fair value)	278,708,945	524,305,861	218,934,751
Other investments (at fair value)	490,036,851	1,388,692,146	559,753,202
Total value of interest in Alcoa Savings Plan Master Trust (at fair value)	968,885,400	2,311,235,104	875,999,704
Adjustment from fair value to contract value for investment contracts (Note 5)	(1,647,177)	(3,098,662)	(1,293,910)
Total value of interest in Alcoa Savings Plan Master Trust	967,238,223	2,308,136,442	874,705,794
Loans to participants	32,492,386	23,599,953	23,666,686
Other investments (at fair value)	18,687,427	88,003,933	10,933,732
Net assets available for benefits	$ 1,018,418,036	$ 2,419,740,328	$ 909,306,212

The accompanying notes are an integral part of these financial statements.

Alcoa Savings Plan for Bargaining Employees, Alcoa Savings Plan for Non–Bargaining Employees and Alcoa Savings Plan for Subsidiary and Affiliate Employees

Statements of Changes in Individual Plan Net Assets Available for Benefits

Year Ended December 31, 2008

	Alcoa Bargaining Plan	Alcoa Non-Bargaining Plan	Alcoa Subsidiary and Affiliate Plan
Additions			
Contributions			
Alcoa Stock Fund			
Participant	$ 7,299,279	$ 4,762,454	$ 2,750,966
Employer	18,386,949	30,716,935	20,597,174
Other investments			
Participant	45,618,636	44,044,818	36,933,434
Employer	8,070	2,012,683	2,013,340
Total additions	71,312,934	81,536,890	62,294,914
Deductions			
Benefit payments to participants	(94,784,249)	(207,391,164)	(93,958,164)
Plan interest in Alcoa Savings Plan Master Trust investment (loss)			
Alcoa Stock Fund	(143,628,579)	(278,089,464)	(63,049,858)
Other investments	(128,389,087)	(375,351,918)	(135,894,850)
Total Plan interest in Alcoa Savings Plan Master Trust investment (loss)	(272,017,666)	(653,441,382)	(198,944,708)
Other investment (loss)	(7,819,291)	(29,019,464)	(3,494,169)
Net decrease prior to plan transfers	(303,308,272)	(808,315,120)	(234,102,127)
Plan transfers			
Transfer to Rank Savings Plans (Note 7)	(62,712,093)	(72,589,668)	(125,227,638)
Transfers (to) from Plans	(3,431,269)	3,196,630	234,639
Net decrease	(369,451,634)	(877,708,158)	(359,095,126)
Net assets available for benefits			
Beginning of year	1,018,418,036	2,419,740,328	909,306,212
End of year	$ 648,966,402	$ 1,542,032,170	$ 550,211,086

The accompanying notes are an integral part of these financial statements.

1. Description of Plans

General

The Alcoa Savings Plan for Bargaining Employees ("Alcoa Bargaining Plan"), Alcoa Savings Plan for Non-Bargaining Employees ("Alcoa Non-Bargaining Plan"), and Alcoa Savings Plan for Subsidiary and Affiliate Employees ("Alcoa Subsidiary and Affiliate Plan") (collectively, the "Plans") are defined contribution savings plans maintained pursuant to a master trust agreement (the "Master Trust") between Alcoa Inc. ("Alcoa" or the "Company") and the trustee, The Bank of New York Mellon ("Trustee"). In general, the Plans provide various investment options for amounts withheld from employees' salaries and for Company contributions. Plan documents are available to participants upon request.

Reference should be made to the basic prospectus and to the summary plan description of each Plan for a summary of the important features of each Plan, including eligibility, vesting, employee and company contributions, loans, withdrawals and compliance with the Employee Retirement Income Security Act of 1974 ("ERISA").

Eligibility and Vesting

The Plans are available to eligible employees of the Company and certain subsidiary locations that have adopted the Plans. The Alcoa Bargaining Plan is only available to hourly employees of the Company covered by collective bargaining agreements that provide this benefit. Employees are immediately eligible for plan participation. Participants are fully vested in the value of their contributions plus actual earnings thereon at all times. A participant is 100% vested in company contributions after three years of employment.

Employee Contributions

Eligible employees below a certain job grade pre-established by the Plans may elect to contribute up to 16% of eligible compensation as pre-tax or up to 16% as after-tax contributions to the Plans, with a maximum of 16% in the aggregate.

Eligible employees above a certain job grade pre-established by the Plans may elect to contribute up to 6% of eligible compensation as pre-tax or up to 10% as after-tax contributions to the Plans, with a maximum of 10% in the aggregate.

Certain eligible employees of the Plans who receive variable pay, as defined in the Plan documents, can contribute up to 50% in 10% increments of such variable pay up to a maximum of $1,500 per year as a separate pre-tax contribution.

Certain eligible collective bargained employees can direct their negotiated deferrals, as defined in the Plan documents, to their plan accounts as a separate pre-tax contribution.

Eligible employees age 50 or older or who become age 50 during the plan year who meet certain requirements may make an election to defer additional pre-tax catch-up contributions up to a maximum of $5,000, or such other amount adjusted for cost-of-living increases.

Elections can be changed effective for the first full payroll period following the election. Participants direct their contributions in multiples of 1% into various investment options offered by the Plans.

Alcoa has amended the Plans so that eligible employees hired or rehired on or after August 1, 2006 will be automatically enrolled in the Plans and subject to automatic payroll deductions equal to 3% of eligible compensation, which will be contributed to the Plans as pre-tax savings, unless the employee chooses to either enroll sooner or to not participate. After 90 days of plan participation, the pre-tax savings rate will be increased by 1% on each April 1 until the pre-tax savings rate attains a target rate of 6% of eligible compensation. The employee can change the contribution rate, annual rate increase and target contribution rate or stop automatic enrollment at any time.

Employer Contributions

For the Alcoa Non-Bargaining Plan and Alcoa Subsidiary and Affiliate Plan, participating locations may elect to make a matching employer contribution up to 6% of the participants' eligible compensation. The employer match for contributions to the Alcoa Bargaining Plan is based upon the various collective bargaining agreements. The Company does not match variable pay or negotiated deferral contributions.

The employer match for the Plans is contributed into the Alcoa Stock Fund, which is an employee stock ownership plan under the Internal Revenue Code (the "Code") Section 409. Participants fully vest in the Company's matching contributions in the Alcoa Stock Fund upon three years of service with the Company. Upon vesting or reaching age 55, the participant is permitted to transfer the matching contribution into other investments within the Plan. Participants fully vest in the Company's matching contributions upon three years of service with the Company. At December 31, 2008 and 2007, $10,127,254 and $10,842,200 of unvested matching contributions were included within the Plans, respectively.

In addition, certain salaried and non-bargaining eligible employees of the Plans hired or rehired after March 1, 2006 will receive an employer retirement income contribution in the amount of 3% of applicable eligible compensation. These employer contributions are directed by the participants in their respective plan.

Participant Accounts

Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) Plan earnings. Allocations of Plan earnings are based on individual participant investment earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Participant Loans

Generally, participants may borrow from their individual account balances in the Plans, excluding nonvested employer contributions and employer retirement income contributions. The minimum loan amount permitted by the Plans is $1,000. The maximum allowable loan from the Plans is the lesser of 50% of the participant's vested account balance or $50,000. Loans are collateralized by the vested portion of the participant's account balance and repayments are made by periodic payroll deductions. Interest is charged on all loans at the prime rate plus 1% at the time the loan is executed.

Payment of Benefits

On termination of service due to death, disability or retirement, participants with a vested account balance greater than $5,000 may elect to leave their investment in the Plans or receive a lump-sum distribution. Participants who leave their investments in the Plans and elect to receive a distribution at a later date are permitted four partial payouts each calendar year, however, each partial payout must be at least $250. Plan provisions require a lump-sum distribution when the participant reaches age 70.

Forfeitures
Employer contributions and the earnings on those contributions vest after three years of service. Amounts that are not vested upon termination of employment are forfeited and will be used to reduce plan expenses or future employer contributions. Total forfeitures that reduced employer contributions and plan expenses in 2008 were $856,555 in the Alcoa Non-Bargaining Plan, $257,616 in the Alcoa Bargaining Plan and $736,752 in the Alcoa Subsidiary and Affiliate Plan. Unapplied forfeitures at December 31, 2008 and 2007 were $73,031 and $1,067,671 for the Alcoa Non-Bargaining Plan, $30,405 and $447,414 for the Alcoa Bargaining Plan and $26,167 and $404,611 for the Alcoa Subsidiary and Affiliate Plan, respectively.

Risks and Uncertainties
The Plans invest in investment securities. Investment securities, including Alcoa common stock, are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Individual Plan Net Assets Available for Benefits.

Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plans to terminate the Plans subject to the provisions of ERISA. In the event of a plan termination, participants will become 100% vested in their accounts. Any unallocated assets of the Plans shall be allocated to participant accounts and distributed in such a manner as the Company may determine. Also, the Company has the right under the Plans to discontinue its contributions at any time.

2. Summary of Accounting Policies

Basis of Accounting
The financial statements of the Plans are prepared under the accrual method of accounting.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The statements of net assets available for benefits present the fair value of investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statements of changes in net assets available for benefits are prepared on a contract value basis.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and to disclose contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition
Investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Plan interest in Alcoa Savings Plan Master Trust investment (loss) and other investment (loss) includes the Plans' unrealized and realized gains and losses on investments.

Payments of Benefits
Benefits are recorded when paid.

Administrative Expenses
The Fixed Income Fund and the Alcoa Stock Fund investment management fees are paid from assets of their respective funds. The investment management fees for the Fixed Income Fund are based upon a percentage of the fund's net assets. For the Alcoa Stock Fund, the investment fees are based upon the number of stock transactions within the fund during the year.

Most funds in the Plans are registered investment companies. Registered investment companies incur expenses that reduce the earnings in the fund and are reflected in the daily net asset value ("NAV"). The NAVs for the registered investment companies in the Plans are listed publicly, and the same NAV applies whether the registered investment company is purchased on the open market or through the Plans. Expenses charged by registered investment companies include asset management and administrative fees.

The funds offered by Barclays Global Investors, N.A. ("Barclays") and the Trustee incur expenses that reduce the earnings in the fund and are reflected in the NAV. These funds are not available to individual investors and are not publicly traded. Expenses charged by these funds include asset management and administrative fees.

In 2008, administrative expenses of $84,909 for trustee, recordkeeping and investment management fees were paid by the Company on behalf of the Plans.

3. Investments

The Plans' offer a variety of investment options which are held in safekeeping in a Master Trust under a trust arrangement by the Trustee. Each participating Plan has an undivided interest in the Master Trust. At December 31, Master Trust net assets were comprised of the following:

	2008	2007
Master Trust Investments		
At fair value		
Alcoa Stock Fund (includes $9,099,645 and $17,766,092 of investments in a common collective trust, respectively)*	$ 373,495,152	$ 695,688,452
Shares of Registered Investment Companies		
Vanguard Institutional Index Plus Fund*	225,544,378	438,812,644
Vanguard Total Bond Market Index Fund*	204,704,729	203,283,076
New Perspective Fund*	182,733,249	361,259,525
Investment Company of America Fund*	168,437,694	335,249,814
American Balanced Fund*	121,115,741	223,972,553
MSDW Institutional Fund Emerging Markets Portfolio*	64,731,251	281,214,577
Other Registered Investment Companies Funds	179,329,245	393,840,820
Investment contracts		
Rabobank Nederland*	230,596,101	255,480,857
State Street Bank & Trust Company*	230,472,279	255,506,985
JP Morgan Chase*	230,447,449	255,480,857
CDC Financial Products*	230,173,967	255,480,858
Other investments	145,761,341	200,849,190
Total value of interest in Alcoa Savings Plan Master Trust (at fair value)	2,587,542,576	4,156,120,208
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	5,717,525	(6,039,749)
Total value of interest in Alcoa Savings Plan Master Trust	$ 2,593,260,101	$ 4,150,080,459

* Represents 5 percent or more of Master Trust net assets at either December 31, 2008 or 2007.

The following table lists the ownership percentages of the Plans in the Master Trust net assets as of December 31:

	2008	2007
Percent ownership of the Plans in Alcoa Savings Plan Master Trust		
Alcoa Bargaining Plan	23.46%	23.31%
Alcoa Non-Bargaining Plan	56.35%	55.61%
Alcoa Subsidiary and Affiliate Plan	20.19%	21.08%
	100.00%	100.00%

The Master Trust investment (loss) for the year ended December 31, 2008 is as follows:

Net investment loss from Alcoa Savings Plan Master Trust investments	
Investment loss	
Alcoa Common Stock Fund (includes $456,591 gain from common collective trusts)	$ (499,240,961)
Shares of Registered Investment Companies	(708,736,115)
Other investments	(38,326,590)
	(1,246,303,666)
Interest	44,501,890
Registered Investment Companies Dividends	62,924,960
Alcoa Stock Dividends	14,473,060
Net investment loss from Alcoa Savings Plan Master Trust investments	$ (1,124,403,756)

In addition to the investments held in the Master Trust, participants have the option to invest in a self-directed brokerage account that allows the participants to select and manage investments from a variety of options not directly available in the Plans.

4. Fair Value Measurements

Financial Accounting Standards Board Statement No. 157, Fair Value Measurements (FASB Statement No. 157), establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB Statement No. 157 are described below:

Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 - Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability;
- Inputs that are derived principally from or corroborated by observable market data correlation or other means.

Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in methodologies used at December 31, 2008.

Cash and Cash Equivalents: Valued at cost which approximates fair value.

Fixed income and equity securities: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds: Valued at the net asset value ("NAV") of shares held by the Plans at year end.

Commingled trusts: Valued at the net asset value ("NAV") of shares held by the Plans at year end. These funds are not publically listed.

Synthetic investment contracts ("Investment Contracts"): Valued at fair value with an adjustment to contract value in the accompanying Statements of Individual Plan Net Assets Available for Benefits. Refer to Note 5 for further discussion. The fair value of the Investment Contracts is determined by quoted market prices of the underlying securities. Investment Contracts held in the Master Trust are fully benefit-responsive, which permit and require withdrawals at contract value for benefit payments, loans, or transfers to other investment options. Investment contracts provide a fixed rate of return for the life of the contract, and underlying assets are held by the trust rather than a separate account of the issuer. A financially responsible third party issues a "wrapper" contract to ensure benefit responsiveness.

Loans to participants: Valued at amortized cost, which approximates fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2008.

	Assets at Fair Value as of December 31, 2008			
	Level 1	**Level 2**	**Level 3**	**Total**
Cash and cash equivalents	$ 23,254,985	$ -	$ -	$ 23,254,985
Fixed income securities	930,550	-	-	930,550
Equity securities	383,443,320	-	-	383,443,320
Mutual funds	1,182,258,046	-	-	1,182,258,046
Commingled trusts	-	154,860,987	-	154,860,987
Investment contracts	-	920,695,867	993,929	921,689,796
Loans to participants	-	69,054,449	-	69,054,449
Total assets at fair value	$ 1,589,886,901	$ 1,144,611,303	$ 993,929	$ 2,735,492,133

	Level 3 Investment Rollforward Investment Contracts
Fair Value Measurements Using Significant Unobservable Inputs (Level 3)	
Balance at beginning of year	$ 26,128
Unrealized gains	967,801
Balance at end of year	$ 993,929

5. Investment Contracts

The Investment Contracts are held in the Fixed Income Fund (the "Fund") and are credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The insurance companies are contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plans.

Contract value, as reported to the Plans by the investment manager, represents contributions made under contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

Investment Contracts use the crediting rate formula to convert market value changes in the covered assets into income distributions in order to minimize the difference between the market and contract value of covered assets over time. Using the crediting rate formula, an estimated future market value is calculated by compounding the Fund's current market value at the Fund's current yield to maturity for a period equal to the Fund's duration. The crediting rate is the discount rate that equates estimated future market value with the Fund's current contract value, but it may not be less than zero.

The crediting rate, and hence the Fund's return, may be affected by many factors, including purchases and redemptions by shareholders. If the market value of the covered assets is higher than their contract value, the crediting rate will ordinarily be higher than the yield of the covered assets. Under these circumstances, cash from new investors will tend to lower the crediting rate, and redemptions by existing shareholders will tend to increase the crediting rate. The opposite is ordinarily true if the market value of the covered assets is lower than their contract value. There are no reserves against contract value for credit risk of the insurance companies or otherwise.

Certain events limit the ability of the Plans to transact at contract value with the issuer. Such events include the following: (1) the Plan's failure to qualify under Section 401(a) or Section 401(k) of the Internal Revenue Code, (2) the establishment of a defined contribution plan that competes with the Plan for employee contributions, (3) any substantive modification of the Plan or the administration of the Plan that is not consented to by the insurance companies, (4) complete or partial termination of the Plan, (5) any change in law, regulation or administration ruling applicable to the Plan that could have a material adverse effect on the Fund's cash flow, (6) merger or consolidation of the Plans with another plan, the transfers of the Plans' assets to another plan, or the sale, spin-off or merger of a subsidiary or division of the plan sponsor, (7) any communication given to participants by the plan sponsor or any other plan fiduciary that is designed to induce or influence participants not to invest in the Fund or to transfer assets out of the Fund, (8) exclusion of a group of previously eligible employees from eligibility in the Plan, (9) any early retirement program, group termination, group layoff, facility closing, or similar program or (10) any transfer of assets from the Fund directly to a competing option.

The Plans' administrator does not believe that the occurrence of any such event, which would limit the Plans' ability to transact at contract value with participants, is probable.

The Investment Contracts generally allow the insurance companies to terminate the agreement. However, the insurance companies would be required to settle the contract at an amount not less than contract value upon termination.

The following table sets forth the average yields of the Investment Contracts during the 2008 and 2007 Plan years.

	2008	**2007**
Average yields		
Based on actual earnings	4.48%	4.47%
Based on interest rate credited to participants	4.12%	4.62%

6. Related-Party Transactions

The Plans own shares of common stock of Alcoa through the investment in the Alcoa Stock Fund and, therefore, these transactions qualify as party-in-interest transactions. These transactions are exempt as defined in ERISA Section 408 and the regulations thereunder. During 2008, purchases and sales of shares of common stock of the Alcoa Stock Fund were $417,444,730 and $226,458,702, respectively. Dividends earned on Alcoa common stock during 2008 were $14,473,060. As of December 31, 2008 and 2007, the Plans owned 32,962,054 and 18,527,531 shares of Alcoa common stock, respectively.

The Company may pay certain administrative expenses or perform administrative functions on behalf of the Plans.

The Plans invest in funds managed by The Bank of New York Mellon. The Bank of New York Mellon is the trustee as defined by the Plans, and therefore these transactions qualify as party-in-interest transactions.

7. Plan Transfers

Effective February 29, 2008, employees of Alcoa's packaging and consumer businesses ceased contributing to the Plans due to the sale of the packaging and consumer businesses to Rank Group Limited. In March 2008, assets of $260,529,399 were transferred to plans established by Rank Group Limited.

8. Tax Status

The Internal Revenue Service has determined and informed the Company by letters dated January 9, 2003 for the Alcoa Bargaining Plan and the Alcoa Non-Bargaining Plan and a letter dated August 6, 2002 for the Alcoa Subsidiary and Affiliate Plan that the Plans are qualified and the trust established under the Plans is tax-exempt under the appropriate sections of the Code. The Plans have been amended since receiving the determination letters. However, the Plans' administrator and the Plans' tax counsel believe that the Plans are currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, they believe the Plans were qualified and the related trust was tax-exempt as of the financial statements date.

9. Subsequent Event

Effective June 12, 2009, employees of Alcoa's wire harness and electrical distribution business ceased contributing to the Plans due to the sale of the business to Platinum Equity. Assets of approximately $30,000,000 will be transferred to plans established by Platinum Equity.

Effective April 1, 2009, Alcoa temporarily suspended the employer matching contributions to salaried participants in the Alcoa Non-Bargaining Plan and the Alcoa Subsidiary and Affiliate Plan. Employer retirement income contributions and employee contributions were not affected.

Effective January 1, 2009, participants are permitted to transfer employer matching contributions from the Alcoa Stock Fund to other investments at any time, regardless of the participants age or vesting service.

Alcoa Savings Plan for Bargaining Employees
EIN #25-0317820, Plan 008
Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)
December 31, 2008

(a) Identity of Issue, Borrower, Lessor or Similar Party	(b) Description of Investment Including Maturity Date, Rate of Interest, Par, or Maturity Value	(c) Cost	(d) Current Value
* Participant loans	Interest rates range from 4.25% to 11.10%; loans due at various maturity dates from less than one year to 25 years	**	$ 28,281,505
* Various	Self-directed brokerage account	**	12,384,350

* A party-in-interest as defined by ERISA.
** Cost omitted for participant-directed investments.

Alcoa Savings Plan for Non-Bargaining Employees
EIN #25-0317820, Plan 007
Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)
December 31, 2008

(a) Identity of Issue, Borrower, Lessor or Similar Party	(b) Description of Investment Including Maturity Date, Rate of Interest, Par, or Maturity Value	(c) Cost	(d) Current Value
* Participant loans	Interest rates range from 4.25% to 11.10%; loans due at various maturity dates from less than one year to 25 years	**	$ 20,948,156
*Various	Self-directed brokerage account	**	59,691,573

* A party-in-interest as defined by ERISA.
** Cost omitted for participant-directed investments.

Alcoa Savings Plan for Subsidiary and Affiliate Employees
EIN #25-0317820, Plan 017
Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)
December 31, 2008

(a) Identity of Issue, Borrower, Lessor or Similar Party	(b) Description of Investment Including Maturity Date, Rate of Interest, Par, or Maturity Value	(c) Cost	(d) Current Value
* Participant loans	Interest rates range from 4.25% to 11.10%; loans due at various maturity dates from less than one year to 25 years	**	$ 19,824,788
*Various	Self-directed brokerage account	**	6,819,185

* A party-in-interest as defined by ERISA.
** Cost omitted for participant-directed investments.

SIGNATURES

The Plans. Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Management Committee for the Alcoa Savings Plan for Bargaining Employees, Alcoa Savings Plan for Non-Bargaining Employees, and Alcoa Savings Plan for Subsidiary and Affiliate Employees has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

ALCOA SAVINGS PLAN FOR BARGAINING EMPLOYEES
ALCOA SAVINGS PLAN FOR NON-BARGAINING EMPLOYEES
ALCOA SAVINGS PLAN FOR SUBSIDIARY AND AFFILIATE EMPLOYEES

Charles D. McLane, Jr.
Benefits Management Committee Member

Regina M. Hitchery
Benefits Management Committee Member

J. Michael Schell
Benefits Management Committee Member

June 22, 2009

PRICEWATERHOUSECOOPERS

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 333-106411, 333-32516, 333-128445, 333-146330, 333-153369, and 333-155668) of Alcoa Inc. of our report dated June 12, 2009 relating to the financial statements of the Alcoa Savings Plan for Bargaining Employees, Alcoa Savings Plan for Non-Bargaining Employees and Alcoa Savings Plan for Subsidiary and Affiliate Employees which appears in this Form 11-K.

PricewaterhouseCoopers LLP

Pittsburgh, Pennsylvania
June 17, 2009